Exhibit 3.1

AMPHENOL CORPORATION

Fourth Certificate of Amendment of
Amended and Restated Certificate of Incorporation
 (as of May 26, 2015)

Amphenol Corporation, a corporation organized and existing under the state of Delaware (the “Corporation”), does hereby certify that:

FIRST:  That by Action of the Board of Directors of the Corporation resolutions were duly adopted setting forth a proposed amendment to the Certificate of Incorporation of said Corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said Corporation for consideration thereof.  The resolution setting for the proposed amendment is as follows:

RESOLVED, that the Third Amended and Restated Certificate of Incorporation of the Corporation be further amended by changing the Fourth Article thereof so that, as amended, said Article shall be and read as follows:

“FOURTH:  The total number of shares of stock that the Corporation is authorized to issue is 1,000,000,000 shares of Class A Common Stock, par value $.001 each.”

SECOND: That thereafter, pursuant to resolution of its Board of Directors, an Annual Meeting of the Stockholders of said Corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That this Fourth Certificate of Amendment of the Amended and Restated Certificate of Incorporation shall be effective as of May 26, 2015.

IN WITNESS WHEREOF, said Amphenol Corporation has caused this Certificate to be signed by Edward C. Wetmore, its Vice President, Secretary and General Counsel on this 26th day of May 2015.